EXHIBIT 21

SUBSIDIARIES

STATE OR OTHER JURISDICTION OF
NAME OF SUBSIDIARY	INCORPORATION OR ORGANIZATION

Fabricated Products, Inc.	Delaware
Doe Run Cayman Ltd.	Cayman Islands
Doe Run Peru S.R.L.	Peru
DR Exploration SA (Proprietary) Limited	South Africa
DR Land Holdings, LLC	Delaware
The Buick Resource Recycling Facility, LLC	Delaware